[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

December 16, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions - Opportunistic Dividend Strategy, Series 1

Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)

File No. 333-200819

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on Deember 9, 2014, as amended by Amendment No. 1 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.                                      Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - OPPORTUNISTIC DIVIDEND STRATEGY, SERIES 1

By:	Morgan Stanley Smith Barney LLC, Depositor

	By:	/s/ SCOTT RICHARDSON
Executive Director

[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

December 16, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	Morgan Stanley Global Investment Solutions - Opportunistic Dividend Strategy, Series 1
Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)
File No. 333-200819

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Global Investment Solutions - Opportunistic Dividend Strategy, Series 1, and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 1 so that it may become effective as early as practicable on December 16, 2014.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - OPPORTUNISTIC DIVIDEND STRATEGY, SERIES 1

By:         Morgan Stanley Smith Barney LLC

By:	/s/ SCOTT RICHARDSON
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — OPPORTUNISTIC DIVIDEND STRATEGY, SERIES 1

The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Global Investment Solutions — Opportunistic Dividend Strategy, Series 1 on December 16, 2014.  An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page.  The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Investment Concept and Selection Process. In the second to last sentence of the first paragraph of this section, the date on which the Sponsor implemented the objective selection criteria (the “Selection Date”) has been inserted.

Glossary of Terms — Fundamental Factor Score.  The descriptions for a number of the factors listed in this section have been revised to more clearly indicate that each factor score may be generated entirely using calculations and reports available through FactSet.  The descriptions for certain factor scores that result from a composite have been updated to clarify that such composites reflect an equally weighted average of the applicable components.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.  In addition, the “Estimated Net Annual Distributions” line item and related footnote have been removed.

The “Portfolio” page and notes thereto have been finalized.

Hypothetical Performance Information.  The Comparison of Total Returns table has been updated to include performance information for the “Hypothetical Strategy” and “S&P 500 Index” columns through November 30, 2014.

Risk Factors — Organization Costs.  The second sentence of this section has been updated to include the approximate duration of the trust’s initial offering period.

The “Estimated Distributions” subsection has been removed from the section entitled “Administration of the Trust”.

Back Cover Page.  The trust’s Securities Act of 1933 file number has been inserted and the table of contents has been updated.